April 28, 2006

Elizabeth Plaza
Chief Executive Officer
Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2
Marginal Costa de Oro
Dorado, PR 00646

**Re: Pharma-Bio Serv, Inc.
          Registration Statement on Form SB-2
          Filed March 31, 2006
          Registration No. 333-132847**

Dear Ms. Plaza:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note on the prospectus cover page and numerous other places throughout the prospectus references to an unidentified market and trading symbol for your shares. If there is currently no market for your common stock, Paragraph 16 of Schedule A and Item 501(a)(9)(ix) of Regulation S-B require you to include a fixed price or a price range in your prospectus, or the method used to calculate the price. Please revise to include a fixed price or the price range for the resales of your shares of common stock.

2.   Based on the maximum aggregate offering price included in the fee table, it appears that your common stock may be classified as "penny stock," as defined in Rule 3a51-1 of the Securities Exchange Act of 1934 and subject to the requirements of Rule 15g of the Exchange Act. Please revise your disclosure to include a risk factor describing the limitations that will be faced by brokers and dealers seeking to make a market in your stock in the event that you are classified as a penny stock. If you believe your stock will not be a penny stock, please describe to us in detail the basis for your belief.

3.   Your disclosure in various places throughout the prospectus relies upon outstanding share numbers but often does not state the number of common shares assumed to be outstanding. In addition, it appears that you have used different totals for your disclosure in various places but do not indicate what the totals are or what they were based upon. For example, your selling stockholder table on page 14 appears to assume the conversion of all series A preferred shares and the exercise of all warrants issued in the January 2006 private placement, whereas the disclosure regarding principal stockholders on page 35 does not assume any such conversion of stock or exercise of warrants. Please clarify throughout the assumptions underlying your disclosure of share numbers and percentages.

Cover Page

4.   We note a reference to "series B preferred" stock in the final sentence of the first paragraph on the cover page; however, you do not appear to have authorized or issued any series B preferred stock. Please revise or advise.

5.   Since there is no assurance that your securities will be quoted on any exchange following effectiveness of the registration statement, please remove the third paragraph on the cover page referring to the last reported sales price of your stock on "the [Market]."

6.   Please highlight the cross reference to your risk factors section by prominent type or some other manner. See Item 501(a)(5).

7.   If you intend to use the prospectus prior to its effective date, please include the language required by Item 501(a)(10) of Regulation S-B.

Prospectus Summary, page 3

8.   Please revise your summary to briefly describe the business you conducted as Lawrence Consulting prior to the Plaza acquisition, and to disclose whether you intend to continue the business of Lawrence Consulting.

9.   Please revise your prospectus summary and business section to provide a brief but clear description of the services that you provide. Your description should omit or explain

short-hand industry jargon that may not be understood by an average investor, including terminology such as "value-added consulting services," "validation and qualification," "technology transfer and post-approval changes," "technical documentation," "microbiology/biocontrol," and "process support and project management."

10.   Please revise your disclosure throughout to make it consistent with the final paragraph on page 3, which states that "we," "us" and similar terminology refers to Pharma-Bio after the merger with Plaza, and historical uses of these terms refer solely to Plaza. For example, we note your use of the term "we" in the penultimate paragraph on page 3 to refer to Lawrence Consulting Group on a historical basis, rather than Plaza.

11.   Rather than using "Company" to refer to your company, use your actual company name or a shortened version of it throughout your prospectus.

Organization; Merger, page 3

12.   Your first reference to "Plaza" appears under this heading; however, you have not previously identified what or who "Plaza" is. Please revise to identify Plaza Consulting Group, Inc. prior to referring to "Plaza."

13.   Please expand your disclosure under this heading to clearly describe the mechanics of the merger. This disclosure should detail the relationship between you and Plaza Acquisition Corp., the consideration paid and to be paid by you and the source of such consideration, the identities of the parties receiving the consideration and any related agreements between you and past or present officers, directors or other controlling persons of Lawrence Consulting or Plaza.

Stock Distribution, page 4

14.   Please revise to clarify whether you distributed stock on a two-for-one basis or a one-for-one basis.

Issuance of Securities to the Selling Stockholders, page 4

15.   Please revise the next-to-last sentence of the first paragraph under this heading to clarify that you issued the warrants to purchase 1,439,892 shares of common stock to the broker in the private placement, as partial compensation, if true.

16.   Please revise to disclose the conversion ratio of Series A preferred stock into common stock. Also, please explain why the Series A preferred stock will convert automatically and whether the conversion has already taken place.

The Offering, page 4

17.   Please revise the third row of information under this heading to clarify that 26,300,000 shares represents the number of shares that will be outstanding after the exercise of the warrants, regardless of the status of this offering.

Summary Financial Information, page 5

18.   Please revise so that all amounts shown agree to the related amounts in the financial statements. Specifically, we note that net income for the year ended October 31, 2005 and retained earnings (deficiency) as of January 31, 2006 do not agree to the amounts shown in the financial statements.

Risk Factors, page 6

19.   Please include a risk factor related to your loss of status as an N Corporation under Puerto Rican law which quantifies the impact such loss has had and is expected to have on your operating results.

20.   Please tell us what consideration you gave to including a risk factor discussing any issues you may face in connection with your recent merger with Plaza.

21.   Certain of your risk factor headings merely state a fact but fail to identify the risk associated with that fact. Examples include:

- "Because the pharmaceutical industry is subject to government regulations, our business may be affected by changes in government regulations," on page 7

- "We are dependent on our management and we need to engage skilled personnel," on page 9

- "No dividends," on page 11

Please review and revise your risk factor headings, as necessary, to identify the risk described in each case.

Our cash requirements include payments totaling $8.25 million due to Elizabeth Plaza, page 7

22.   Please include in your disclosure the additional contingent payment described in the final paragraph on page 20.

Change in the United States tax laws may affect the development of the pharmaceutical industry in Puerto Rico which could significantly impair our business, page 7

23.   Please revise to identify any businesses, of which you are aware, that have decreased or discontinued their Puerto Rican operations as a result of the loss of tax benefits described under this risk factor heading.

We will not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico, page 10

24.   You have described several risks under this heading, including a risk of dilution to current shareholders, a possible failure to obtain funding for growth and the possibility of expensive internal growth without commensurate reward. Please describe each material risk under a separate risk factor heading. In addition, we note your reference under this heading and elsewhere to "this memorandum," a term typically reserved for private offering documents. Please revise these references to refer to this prospectus.

The registration and sales of common stock being sold pursuant to this prospectus may have a depressive effect upon the market price for our common stock, page 12

25.   Please revise your disclosure in the final sentence to describe the liquidated damages provisions referenced and to quantify your potential liability under those provisions.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters, page 12

26.   The disclosure under this heading creates the impression that there are certain provisions of Sarbanes-Oxley to which you are not yet subject but will be in the future. Since you are currently required to comply with all applicable Sarbanes-Oxley provisions now, please revise your disclosure to clarify this point.

Forward-Looking Statements, page 13

27.   We note your reference to "this current report" in the final sentence under this heading. Since this is not a current report, please revise your disclosure accordingly.

Selling Stockholders, page 14

28.   Please confirm that all of the shares listed as offered for sale by each selling stockholder are shares obtained in the January, 2006 private placement. For example, we note that your 8-K filed on January 31, 2006 states that the LDP Family Partnership acquired 1,108,144 shares in the private placement while you are registering 1,158,144 of its

shares for resale. Alternatively, describe any other issuance pursuant to which a selling stockholder obtained the shares it intends to sell.

29.   Please disclose the percentage ownership of any selling stockholder that will own more than 1% of your common stock after the offering. We note in this regard that it appears that LDP Family Partnership would own more than 1% of your stock if it sold all but 240,000 of its shares.

Plan of Distribution, page 16

30.   Please identify any selling shareholders who are broker-dealers or affiliates of broker dealers. We note in this regard your disclosure in the third full paragraph on page 18 that shareholders who are broker-dealers or affiliates of broker dealers will be deemed underwrites in connection with their sales.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 19

31.   We note your disclosure within risk factors, page 11, that your quarterly revenues, operating results and profitability are likely to vary significantly from quarter to quarter due to various factors, including seasonality. If such seasonal impacts had a material impact on your financial condition or results of operations, please revise your MD&A to include a discussion of the seasonal aspects of your business. Refer to Item 303(b)(1)(vii) of Regulation S-B.

Overview, page 19

32.   Refer to your discussion of your fixed fee and time and materials contracts in the final paragraph on page 19. To the extent possible, please estimate the percentage of your revenue represented by each type of contract.

33.   The second paragraph on page 20, as well as disclosure on page 22, states that three customers accounted for approximately 68.1% of your revenues for the three months ended January 31, 2006. This amount appears to be inconsistent with the disclosure on page 29, which indicates that your three largest customers accounted for over 80% of your revenues for that period. Please revise or advise. Also, please update the disclosure to discuss the status of the contract with your largest customer, which was scheduled to expire in March 2006.

34.   Please revise your disclosure in the third paragraph on page 20 to name the company you acquired for $300,000.

35.   Refer to the final paragraph on page 20. Please expand and revise your disclosure to more clearly describe the condition to closing described. In particular, explain how the

"net tangible book value" of Plaza relates to the total consideration paid and to be paid to Elizabeth Plaza. We note in this regard that you have already paid Ms. Plaza significantly in excess of $5,500,000, based upon your disclosure in the final paragraph on page 36 and you are scheduled to pay Ms. Plaza an additional $8,250,000. In addition, your statement that the excess of the $5,500,000 above the $2,000,000 is to be paid to Ms. Plaza appears to be inconsistent with subsequent disclosure that this "excess" amount is estimated to be $75,000. Finally, disclose when the final determination of this excess amount is to be made and when the payment obligation will be satisfied.

Critical Accounting Policies and Estimates, page 21

36.   Your disclosure here that revenues from two of your major customers represented 61% of revenues for the year ended October 31, 2004 appears inconsistent with the amounts disclosed at page 29. Please reconcile these amounts.

Results of Operations, page 24

37.   Please revise your comparative analysis to discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, in the final paragraph on page 24 you state that revenues declined as a result of a decline in revenue from your largest customers but you do not state why revenue from these customers declined. By further way of example, your disclosure in the first paragraph on page 25 indicates that labor costs increased, but you do not indicate why those costs increased. Please revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to each material change identified, please state whether management believes that the change represents a trend and specify the actions management is taking to address the trend.

38.   Please revise to explain why you have listed $611,000 for income taxes in the first chart on page 24 for the 3 months ended January 31, 2005 if, as stated in footnote (1) to the table, you were not subject to income tax in 2005.

Three Months Ended January 31, 2006 and 2005, page 24

39.   Please explain more clearly in the third full paragraph on page 25 what the increase in provision for income tax means in terms of your revenues and/or income, whether this change will be permanent going forward and what caused the change.

Liquidity and Capital Resources, page 26

40.   Please revise the third paragraph under this heading to clarify whether the conclusion that you will be able to satisfy your capital needs over the next 12 months includes your

payment obligations to Ms. Plaza in connection with the Plaza acquisition and your obligations to Mr. Fazio in connection with your acquisition of his business.

Business, page 26

41.   Please revise your business section to briefly describe the regulatory schemes that govern your customers' businesses to the extent that your business involves helping your customers comply with those regulatory schemes.

Technical Consulting Services, page 28

42.   We note your reference to the 14 customers that represent the largest pharmaceutical, chemical manufacturing and biotechnology companies in Puerto Rico. Please tell us the basis for classifying these customers as "major" customers. In this regard, we note that only three of your customers accounted for 10% or more of revenues during the three months ended January 31, 2006.

Principal Customers, page 28

43.   Please identify by name any customer whose business with you represents 10% or more of your revenues. In addition, please file your agreements with these customers as Exhibits to your registration statement.

44.   The total revenues attributed to your principal clients for the three months ended January 31, 2006 per the chart at page 29 exceed total revenues per your statement of income for that period. Please revise the amounts included in this table or explain to us why these amounts appear inconsistent.

Competition, page 29

45.   Please explain why you chose to identify the companies named in the second paragraph under this heading. In particular, tell us whether you are the same size as and/or provide the same services as the identified companies.

Summary Compensation Table, page 32

46.   Please identify the dollar amount of any individual perquisite which represented more than 25% of the total perquisite amount. We note in this regard that each of Ms. Elizabeth Plaza and Ms. Nelida Plaza were provided perquisites for child care, tuition and "other personal expenses." Refer to Item 402(b)(2)(iii)(C) of Regulation S-B.

47.   Please expand the table to include the $8 million payment to Ms. Plaza in the year ended October 31, 2005.

48.   Refer to the penultimate paragraph on page 32. Please expand your disclosure to quantify the potential tax liability to you for taxes on Plaza's income from December 1, 2005 to January 25, 2006.

Employment Agreements, page 32

49.   Please revise to describe the non-competition provisions of Elizabeth Plaza's employment agreement. In addition, please clarify how you will calculate the bonus that would have been paid to her if she is terminated without cause. Provide similar clarification regarding the agreement with Nelida Plaza.

Principal Stockholders, page 34

50.   Please tell us why you have excluded from the beneficial ownership of San Juan Holdings the 275,724 shares underlying the warrant held by RD Capital Group.

Description of Capital Stock, page 37

51.   We note your statement in the final paragraph on page 37 that the outstanding shares of your common stock are, and those to be issued upon exercise of the warrants and conversion of the preferred stock will be, validly issued, fully paid and non-assessable. Please confirm that you have received a legal opinion to this effect and identify counsel in your disclosure.

Other Warrants, page 39

52.   Refer to the second paragraph under this heading. Please identify the "closing" you refer to in the first sentence of this paragraph.

How to Get More Information, page 40

53.   Please note that our address has permanently changed to 100 F Street N.E. and is no longer 450 Fifth Street N.W. Please revise your disclosure accordingly.

Financial Statements of Pharma-Bio Serv, Inc.

Report of Independent Registered Accounting Firm, page F-2

54.   We note the dual dating of the report of your independent registered accounting firm with respect to Note 12(a) and 12(b). We do not see a Note 12(a) or 12(b) in the footnotes to the financial statements. Please obtain a revised audit opinion that contains accurate references to the notes that have been updated subsequent to the date of the audit report.

55.   Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58.

Balance Sheets, page F-3

56.   We note that you have significant amounts of receivables outstanding as of January 31, 2006 and October 31, 2005 in relation to your annual revenues. Please revise your disclosure to separately present any amounts related to unbilled revenues as required by Rule 5-02 of Regulations S-X.

Consolidated Statements of Income, page F-4

57.   We are not able to recalculate your basic and diluted income per share for the years ended October 31, 2005 and 2004. We also note that the amounts reported here are different from the amounts included in Note A at page F-13 and in the summary financial information at page 5. Please provide us with, and revise to include, your calculations of basic and diluted EPS as reported on the statements of income for the periods indicated and explain why these amounts are different from those included elsewhere in the report, or revise accordingly. Refer to Item 601(b)(11) of Regulation S-B.

58.   We note your disclosure in Note A, page 12, that Plaza granted stock options to purchase 4,125 shares of its common stock in the year ended October 31, 2004. Please tell us if and when such options were exercised, and how you considered these shares, which you state are equivalent to options to purchase 744,597 shares of Pharma-Bio Serv common stock, in determining the weighted average number of common shares outstanding on a diluted basis for the purpose of calculating diluted EPS.

59.   Please revise to present pro forma net income and earnings per share in addition to the historical amounts to reflect your operations had you been a taxable entity during each period.

Consolidated Statement of Changes in Stockholders' Equity, page F-6

60.   We note that you have not allocated any value to the issuance of warrants to purchase common stock at $0.06 per share. Per your disclosure at page 39, there are 4,100,000 such warrants outstanding. In light of your disclosure at page 22 that you deem the fair value of your stock to be $0.7344, please tell us what accounting literature you relied on in determining there was no value associated with these warrants.

Note A – Organization and Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

61.   Please revise to remove reference the accompanying footnotes as condensed and not containing all disclosure required by accounting principles generally accepted in the United States of America.

62.   Please tell us why you have presented unaudited financial statements on a combined basis for the three months ended January 31, 2005. The historical financial statements presented for all periods prior to the date of the transaction should be those of the accounting acquirer, Plaza. The results of Lawrence, the accounting target, should only be included from the date of the transaction and forward.

Reverse Acquisition, page F-8

63.   As it relates to the merger transaction between Lawrence and Plaza, please tell us how you considered whether Lawrence constituted a public shell at the time of the transaction, and how this determination impacted your accounting treatment of the transaction, specifically whether the transaction is a reverse merger or a recapitalization. Include references to the accounting literature that you relied upon in reaching your conclusions. If you determine that this transaction is a reverse merger, please tell us why you have not provided the pro forma financial information required by Item 310(d) of Regulation S-B, or revise to include such information.

64.   We note your statements that, "effective on the acquisition date, the Company's balance sheet includes the assets and liabilities of Plaza and its equity accounts have been recapitalized to reflect the equity of Plaza." The historical financial statements should reflect the equity structure of the legal acquirer, Lawrence. Please revise accordingly.

65.   We note your statement that, "effective on the acquisition date, and for all reporting periods thereafter, the Company's operating activities, including any prior comparative periods, will include only those of Plaza." This is inconsistent with the financial statements for the three months ended January 31, 2006 and 2005, which are labeled as consolidated and combined, respectively. The financial statements for historical and current periods should be those of Plaza, the accounting acquirer, and should also include the assets, liabilities, and operations of Lawrence for all periods from the date of the acquisition forward. Please reconcile these statements and revise your financial statements and related disclosure as appropriate.

66.   Please explain to us the nature of all entries made to APIC and Retained Earnings in relation to the reverse acquisition, including the issuance of the 1,150,000 shares to Elizabeth Plaza, the 600,000 shares issued to San Juan Holdings, the $10M paid to

Elizabeth Plaza, and the accrual of the three payments of $2.75M each due to Elizabeth Plaza. Specifically, please tell us your basis for recording all such amounts directly to equity. In your response, please tell us how your determination of whether Lawrence constituted a public shell at the time of the transaction, the extent of the cash held by Lawrence at the time of the transaction, and whether such amounts constituted compensation to Elizabeth Plaza or transaction costs, impacted your determination of the appropriate accounting treatment of such amounts. Include references to any accounting literature that you relied on in reaching your conclusions.

Revenue Recognition, page F-10

67.   Please revise to expand your revenue recognition policy to address all types of contracts in which you are involved. In this respect, we note your disclosure at page 19 that your revenues are derived from time and materials, fixed fee and "not to exceed" contracts. Please include a discussion of whether you are involved in any long-term contracts that are fixed fee or "not to exceed" contracts and, if so, to discuss how you review such contracts to determine if they are in a loss position, how you estimate such loss and how you record such loss to your financial statements. Please include references to the accounting literature that you relied on in developing your revenue recognition policies.

Income Taxes, page F-10

68.   Please revise to clarify from what point Plaza became liable for income taxes. Your statement that Plaza and the Company are no longer eligible for treatment as a Subchapter N corporation after completion of the reverse acquisition appears to imply that Plaza became taxable on the transaction date of January 25, 2006. As such, this statement appears inconsistent with your statement that you will be liable for taxes on Plaza's income from December 1, 2005 until January 25, 2006. Please also revise your disclosure within MD&A at page 22 to clarify when you became liable and to be consistent with the disclosure in your footnotes.

Stock-based Compensation, page F-11

69.   We note that net income, basic earnings (loss) per share of common stock as reported and diluted earnings (loss) per share of common stock as reported for the years ended October 31, 2005 and 2004 per your pro forma disclosure do not agree to related amounts per the consolidated statements of income. In addition, diluted earnings (loss) per share of common stock as reported per your pro forma disclosure for the three months ended January 31, 2006 does not agree to the same amount per the consolidated statements of income. Please advise us, and revise to explain, why these amounts are different or revise accordingly.

Note I – Stock Options, page F-20

70.   We note your disclosure that, with regard to the 75,000 options issued to your independent directors and the 1,400,000 options issued to former Plaza employees and option holders, you deemed the exercise price of $0.7344 to be the fair market value on the date of grant. We also note your disclosure at page 22 that $0.7344 represents the book value of your common stock as of October 31, 2003, which you deemed to be the fair value of the common stock. Please tell us how you determined that this amount remains the fair value of your common stock. In your response, tell us how you considered changes in your balance sheet and operations since October 31, 2003 and any other factors you deemed relevant, such as sales of common stock for cash, in arriving at the fair value of your common stock on the date of issuance of these options. Please provide the same information as it relates to the 300,000 options issued subsequent to year end, as disclosed in Note L at page F-22.

71.   We note that, of the 1,400,000 options issued to former Plaza employees, 776,186 were granted to employees whose options to purchase Plaza common stock were cancelled and the remaining 623,814 were granted to both the former holders of Plaza options and additional Plaza employees. We also note your disclosure at page F-12 that the 4,125 outstanding Plaza options were deemed equivalent to options to purchase 744,957 shares of common stock. Tell us how you determined the equivalent number of Pharma-Bio options and how you considered whether there was any incremental value to the options granted in lieu of the cancelled Plaza options.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

72.   Please list under this Item 26 all issuances of securities by you or Lawrence Consulting over the preceding 2 years, whether or not disclosed elsewhere and specifically identify the exemption or exemptions upon which you relied in making those issuances without registration. Please include facts supporting your claimed exemptions.

73.   Please disclose the exemption from registration that you relied upon for the grant of options to employees in January 2006. Also, disclose the type and amount of consideration you received in exchange for the options.

Item 26. Exhibits

74.   Please file your legal opinion with your next amendment or provide us with a draft of the opinion so that we have sufficient time to review and comment on it.

Item 28. Undertakings

75.   Please update your undertakings in accordance with the amendments to Item 512 of
        Regulation S-B that became effective December 1, 2005.

                                        * * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Sledge at (202) 551-3473 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Asher S. Levitsky., Esq. (*via facsimile*)
       Katsky Korins LLP